Exhibit 99.1

NEWS	CONTACT: Terri MacInnis, Dir. of Investor Relations
Bibicoff & Associates, Inc. 818.379.8500
terrimac@bibicoff.com

SCOLR Pharma Reports Third Quarter and Nine-Month Results

BELLEVUE, WA., NOV. 14, 2005, - SCOLR Pharma, Inc. (Amex: DDD) today reported financial results for the third quarter and nine-month period ended September 30, 2005. The Company also announced several achievements during the last quarter including:

•	Successful completion of pilot bioavailability testing in Canada of Controlled Delivery Technology (CDT®) raloxifene tablets. The trial data demonstrates that SCOLR’s patented amino acid CDT-based platform can be a viable alternative to currently utilized solubility and permeability-enhancing practices. Raloxifene hydrochloride is the active ingredient in Evista®, Eli Lilly’s immediate release tablets for osteoporosis.

•	The issuance of a second patent (# 6,936,275 B2) from the United States Patent Office for amino acid CDT drug delivery platform which can be used for difficult to formulate drugs.

•	The election to the Board of Directors of Hans Mueller, Ph.D., former Senior Vice President of Global Business Development of Wyeth Pharmaceuticals where he was responsible for worldwide licensing partnerships, collaborations and divestitures. Dr. Mueller was previously the President and CEO of Nova Pharmaceuticals. In addition, Dr. Mueller worked with Sandoz in the areas of research, regulatory affairs, manufacturing, new product planning, licensing, and business development. Upon his retirement in 2004, Dr. Mueller began consulting for a number of private life science companies.

For the third quarter 2005, the Company reported an operating loss of $(1,944,621), and a net loss of $(2,333,147), or $(0.07) per share (basic and diluted), as compared with an operating loss of $(1,079,638), and a net loss of $(1,067,700), or $(0.04) per share (basic and diluted), for the third quarter in 2004.

For the nine months ended September 30, 2005, SCOLR Pharma reported an operating loss of $(5,837,891), and a net loss of $(5,975,302), or $(0.18) per share (basic and diluted), as compared with an operating loss of $(3,007,700), and a net loss of $(2,913,394), or $(0.10) per share (basic and diluted) for the six-month period last year.

Revenues for the three and nine month periods ended September 30, 2005, consisted of royalty income from sales of products incorporating the Company’s CDT technology. Revenue increased 95% to $205,764 for the third quarter of 2005 as compared with 105,465 for the third quarter of 2004. For the nine months ended September 30, 2005 revenue increased 28% to $449,055 from $349,611 for the comparable period in 2004. This increase in revenues is attributable to higher levels of sales of nutritional products during the third quarter, including sales at Wal-Mart, Trader Joes and General Nutrition Centers, as well as the reporting of revenues from the buyer of the probiotics business sold at the end of 2003. Royalty revenues prior to July 1, 2005 do not include royalties for sales reported by the buyer of the Company’s probiotics business. As previously reported, during August 2005 SCOLR entered into an agreement providing for the settlement and amended the license, manufacture, and distribution agreement arising from the sale of the probiotics business. The transaction resulted in a loss on the settlement in connection with asset sale and license agreement of $537,921 for the quarter ended September 30, 2005.

In October 2005, SCOLR announced a strategic alliance with Perrigo under which Perrigo will manufacture and market certain sustained release nutritional products based on SCOLR Pharma’s proprietary CDT drug delivery platform. The first product shipments by Perrigo are expected to begin in the first quarter of 2006. SCOLR Pharma will receive a royalty based on a percentage of Perrigo’s net profits derived from the sales of products licensed under the agreement.

Tel: (818) 379-8500 Fax: (818) 379-4747	15165 Ventura Blvd., #425, Sherman Oaks, CA 91403

As a specialty pharmaceutical company, SCOLR Pharma’s business focuses on the development and application of its proprietary CDT-based drug delivery platform. SCOLR Pharma’s strategy includes a significant commitment to research and development activities in connection with the growth of its drug delivery program. During the first nine months of 2005, spending on research and development increased to $4,126,718 as compared with $1,264,932 during the same period in 2004. Sales, general and administrative costs all increased during the first nine months of 2005 as compared with 2004, as the Company scaled up operations to support its efforts to commercialize potential products. SCOLR Pharma will continue to incur substantial operating losses for the foreseeable future as it develops its technology and moves forward with its efforts to commercialize its CDT platform.

Daniel O. Wilds, President and CEO said, “Our alliance with Perrigo is an important step in the development of our relationships with potential partners. We are continuing discussions with potential strategic partners to assist with the commercialization of our developing products. Our operating results continue to be directly attributable to the costs of developing our drug delivery business. With more than $16 million in available cash and investments and exciting progress on our development programs, we believe we are in excellent position to advance our product development candidates and evaluate additional drugs as potential candidates for expanding our growing portfolio of CDT applications.”

Based in Bellevue, Washington, SCOLR Pharma, Inc. is a specialty pharmaceutical company leveraging formulation expertise and its patented CDT platform to introduce distinctive and novel OTC products, prescription drugs and dietary supplements. SCOLR Pharma’s CDT drug delivery platform provides distinctive products with tangible benefits for the consumer and competitive commercial advantages for licensees. For more information on SCOLR Pharma, please call 425.373.0171 or visit http://www.scolr.com/.

This press release contains forward-looking statements (statements which are not historical facts) within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, including activities, events or developments that the Company expects, believes or anticipates will or may occur in the future. A number of factors could cause actual results to differ from those indicated in the forward-looking statements, including the Company’s ability to successfully develop new formulations and complete research and development, including pre-clinical and clinical studies, the Company’s ability to raise additional funds, the continuation of arrangements with the Company’s product development partners and customers, competition, government regulation and approvals, and general economic conditions. Additional assumptions, risks and uncertainties are described in detail in our registration statements, reports and other filings with the Securities and Exchange Commission. Such filings are available on our website or at www.sec.gov. Readers are cautioned that such statements are not guarantees of future performance and that actual results or developments may differ materially from those set forth in the forward-looking statements. The Company undertakes no obligation to publicly update or revise forward-looking statements to reflect subsequent events or circumstances.

Copyright ©2005 SCOLR Pharma, Inc. All Rights Reserved.

11/14/05

FINANCIAL HIGHLIGHTS

Third Quarter Ended September 30,	2005	2004
Royalty Revenue	$205,764	$105,465
(Loss) from Operations	(1,944,621)	(1,079,638)
Net (Loss)	(2,333,147)	(1,067,700)
(Loss) Per Share, Basic & Diluted	(0.07)	(0.04)
Weighted Avg. Common Shares Outstanding	34,829,027	30,500,643

Nine Months Ended September 30,	2005	2004
Royalty Revenue	$449,055	$349,611
(Loss) from Operations	(5,837,891)	(3,007,700)
Net (Loss)	(5,975,302)	(2,913,394)
(Loss) Per Share, Basic & Diluted	(0.18)	(0.10)
Weighted Avg. Common Shares Outstanding	33,225,772	28,157,142

Tel: (818) 379-8500 Fax: (818) 379-4747	15165 Ventura Blvd., #425, Sherman Oaks, CA 91403